Staffing 360 Solutions, Inc.

641 Lexington Avenue, 27th Floor

New York, NY 10022

November 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Stacey Peikin

Re:	Staffing 360 Solutions, Inc.
Registration Statement on Form S-3
Filed on November 12, 2021
File No. 333-261020 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on November 19, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Brendan Flood Chairman and Chief Executive Officer

cc: Rick A. Werner, Esq., Haynes and Boone, LLP